UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 21, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Organovo Holdings, Inc.

File Nos. 000-54621 and 333-169928 - CF#27902

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Organovo Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 13, 2012.

Based on representations by Organovo Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.23	through March 24, 2019
Exhibit 10.24	through March 12, 2020
Exhibit 10.25	through May 10, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel